U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

FOR THE ANNUAL PERIOD ENDED: DECEMBER 31, 2017

Duke Robotics, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-3524570
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

13 Palafox Place, Pensacola, FL 32502

(Address, including zip code of principal executive office)

850-677-0935

(Issuer’s telephone number, including area code)

Common Stock, par value $0.0001 per share

(Title of each class of securities issued pursuant to Regulation A)

Forward Looking Statements

This Annual Report on Form 1-K of Duke Robotics, Inc., a Delaware corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced Duke Robotics’ offering circular dated August 9, 2017 filed pursuant to Rule 253(g)(2), or the Offering Circular, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular, filed on August 9, 2017 pursuant to Rule 253(g)(2).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All information contained herein has been retroactively restated to reflect a 10,000-for-1 stock split effected on August 15, 2016.

In this Annual Report, unless the context indicates otherwise, references to “we,” “us,” “our,” or the “company” means Duke Robotics, Inc. and our wholly owned subsidiary, Duke Airborne Systems Ltd., an Israeli corporation.

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ITEM 1.	BUSINESS

Overview

We have developed, and are in the process of commercializing our product line of an advanced robotics system that enables remote, real-time, pinpoint accurate firing of small arms and light weapons. Our commercialization efforts are primarily focused on the United States market, with secondary efforts outside of the United States. Although our first product has been designed to be used by unmanned aerial vehicles, or UAVs, our robotic solutions are also adaptable to other military vehicles, boats and stationary environments, as well as civilian purposes like high definition, high-end stabilized cameras. We are able to achieve pinpoint accuracy regardless of the movement of the weapons platform or the target. Our system is to small arms and light weapons (e.g., weapons weighing less than 9 kilograms, or kg) as drones are to air-to-ground missiles.

We have completed our first generation of our robotic systems. Prior to marketing our systems to potential customers, for security reasons, we are required to obtain various governmental approvals for each sale. We have filed marketing applications with the Israeli Ministry of Defense, or IMOD, and currently hold marketing approvals for about 50 countries, including the United States.

The classic confrontation of army against army has become rare, while guerilla (or asymmetric) warfare has unfortunately become commonplace. Further, the foreign policy of the United States and other countries is increasingly designed around the parameter of not employing “boots on the ground” while at the same time minimizing collateral damage. In fighting the global war on terror, the United States and other countries around the world have significantly increased their use of UAVs for intelligence gathering, surveillance and tactical applications, such as delivery of heavy ordnance bombs and missiles. The use of UAVs to fire small arms and light weapons from the air, however, has not yet become a viable option. Our technology thus addresses a crucial need of modern warfare to bring a wide range of weapons other than bombs and missiles to bear on remote hostile targets without risk to the military personnel deploying the weapons, while at the same time minimizing collateral damage. In addition, the rapid evolution of small unmanned air systems, or sUAS, technologies, along with their size and low cost, enables novel concepts of employment that present challenges to current defense systems, creating new asymmetric threats for warfighters. Our system also addresses this crucial need for counter sUAS solutions and offers a kinetic interception, or “drone kill drone,” capability for defeating enemy sUAS.

Our system was designed with input from veterans of Israel’s elite special mission units. It is operated intuitively via a touch-based tablet which serves as its control unit. Minimal prior training is required in order to operate the robot. In June 2016, our DKL-MK1-SM robot was awarded the top prize at the Combating Terrorism Technology Conference sponsored by the United States Defense Department’s Combating Terrorism Technical Support Office, or the CTTSO, Israel’s Ministry of Defense Directorate of Defense Research and Development, or the DDR&D/MAFAAT, and the MIT Enterprise Forum of Israel.

On August 9, 2017, we commenced an offering of up to $15 million of our common stock pursuant to Regulation A of the Securities Act of 1933, as amended, or the Regulation A Offering. See “Regulation A Offering; Issuance of Common Stock” in Item 2 of this report.

Company

Our principal business operations are located in the United States and our research and development activities are conducted by our wholly owned Israeli subsidiary, Duke Airborne Systems Ltd., which was formed in March 2014. In 2016 we reorganized as a U.S. holding company. In January 2018, we moved our principal executive offices to 13 Palafox Place, Pensacola, FL 32502; Tel: 850-677-0935.

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Product Lines

We currently offer two lines of products:

●	A stand-alone robotic system adaptable for use in various environments, which is capable of precisely firing small arms and light weapons from the air and other mobile and static positions. For example, our robotic system can be mounted on a UAV, boat, light all-terrain vehicle, or can be used as a standalone sniper system carried by ground troops.

●	A UAV system that can carry our robotic system for operational use.

We have filed marketing applications with the IMOD and already received marketing approvals for about 50 countries including the United States and certain countries in Western Europe, while we will be restricted from selling in other major markets like China and Russia.

Expertise of Founders and Management

We believe that our products provide a solution for modern asymmetrical warfare focused on needs identified by veterans of elite special military forces. All of our products result from a deep familiarity with current military operational demands and challenges. In that regard, our management team has extensive experience in the UAV and robotics fields, as well as experience in the Israeli special mission units. Our expertise is based on years of developing complex military airborne systems, advanced robotics, real-time software and innovative user interface technologies.

Technological and Competitive Advantages.

The combination of the military experience of our founders and employees, the high level of technological know-how and diversified skills, has enabled us to introduce a unique high-end technology solution – a parallel robotic system with six degrees of freedom that works in real-time and can stabilize objects up to three times its own weight. In that sense, our unique robotic stabilization platform permits a payload to “float” against rotations in all three axes, as well as against vibration and motion in all three directions of movement. We have found this stabilization platform to be particularly important with respect to our DKL-MK1-SM lightweight robot that is mounted with weapons. We believe that in many instances, our product will be able to provide cover for, and replace troops in the battlefield as well as provide a counter sUAS solution and offers a “drone kill drone” capability for defeating enemy sUAS. In addition, we believe that the system will limit broad collateral damage in the battlefield.

Products

DKL-MK1-SM Robot – Military Use

Our DKL-MK1-SM lightweight robot allows accurate firing from various configurations consisting of UAV-mounted, land-mounted on light all-terrain vehicles and sea-mounted on boats. The DKL-MK1-SM robot is mounted on our standard DK-HIPPOGRIFF UAV platform, a combined system which we market under the commercial name TIKAD. In addition to the various configurations and mounting options, the DKL-MK1-SM robots also permit the utilization of a wide range of small arms and light weapons, with a maximum weight of 9 kg. The combination of our DKL-MK1-SM robot, along with our stabilization platform and software, provides a unique firing platform that permits precision firing regardless of weather conditions or other variables.

Additionally, our DKL-MK1-SM robot may also be utilized as a ground sniper platform. Since the robot is a standalone unit, it can be mounted on a patrol or attack vehicle or be positioned at a strategic location. The capability of remote operation without the need to expose the operator to tactical danger can replace human snipers in an urban setting. This capability may reduce the number of casualties due to “friendly fire” incidents and may also significantly reduce exposure and risk to combat troops. Our DKL-MK1-SM is controlled by a remote control device that permits the user to exert full control over the elevation and flight direction of the robot. In addition, the remote control device also permits the user to arm the robot as well as control the firing mechanism, as pictured below.

DKL-MK1-SU Robot – Civilian Use

Our DKL-MK1-SU lightweight robot is intended primarily for civilian purposes and can be mounted on our standard DK-HIPPOGRIFF UAV platform. We believe that the DKL-MK-1-SU robot can bring solutions that do not yet exist for different tasks that require high-end stabilization, such as: vertical takeoff and landing, or VTOL, robotic landing gear for drones, VTOL aircrafts and medical aid robotic uses.

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We do not initially intend to focus on the sale of the DKL-MK1-SU robot but expect our sales of the robot to increase as additional product options expand. We will also address, as needed, evolving regulation of civilian UAVs.

Assembly and Testing

Currently, we assemble both our DKL-MK1-SM and DKL-MK1-SU robots at our facilities in Israel. We outsource components to third party manufacturers, from which we purchase components and custom-made machined parts required for the production of our robots. We currently source our parts and materials from approximately 12 suppliers located primarily in the United States, Europe, Israel and China. We are not, however, dependent on any single manufacturer. In addition, while the components we purchase are built according to our specific designs and requests, we believe the components and materials we purchase are common in nature and can easily be obtained from alternative suppliers, if necessary. We are not dependent on any single manufacturer, and upon receipt of the components, we assemble the final product in-house. In addition, we have not executed supply agreements with our third-party suppliers. More importantly, our proprietary and confidential complex kinematic algorithms and control software is our most valuable intellectual property. We have built an in-house laboratory to support the assembly and commercialization of our products. We believe that the current size and capacity of our in-house laboratory, located at our facilities in Israel, will be sufficient to support all of our commercialization activities in the near future.

UAVs

DK-HIPPOGRIFF

We also manufacture our special purpose Hippogriff UAV to integrate for operational usage with our robots. The Hippogriff is the UAV platform for our current DKL-MK1-SM and DKL-MK1-SU robots and utilizes a multi-rotor propulsion system. The UAV platform is designed to have a number of different configurations in that it may accept multiple robotic system attachments. In that regard, we intend to sell our Hippogriff UAV for both military and civilian use, depending on the robotic system attachment that the end user ultimately seeks to purchase from us. It is important to note that the Hippogriff UAV is capable of carrying a payload of up to 10 kg for operational missions.

Similarly to our robotic systems, we currently manufacture the UAV in our facilities in Israel after sourcing parts and raw materials from multiple third-party suppliers. Additionally, once we are able to commercialize and sell our products in the United States, we may establish assembly operations in the United States. In addition to assembling the UAV platform, we currently test all of our products in our in-house laboratory, located at our facilities in Israel. We believe our in-house laboratory will be sufficient to support all of our commercialization activities in the near future.

Product Testing

We have been granted the AS9100 designation, the most stringent aerospace standard. Our robot and UAV systems have been designed, tested and manufactured in accordance with these standards. We are subject to annual audits and testing in order to maintain our AS9100 designation. Major aerospace manufacturers and suppliers worldwide require compliance and/or registration to AS9100 as a condition of doing business with them.

Components are tested and approved against the expected points of failure during extended and aggressive operations. For example, we test items such as the load carrying capacity of our products as well as various software components. After the lab testing phase, the robot and UAVs undergoes a series of field tests which examine the operation of each function. Results are combined with multi-phased airborne testing.

Our Growth Strategy

We expect that our growth will initially derive from sales of our DKL-MK1-SM robot, and later from sales of DKL-MK1-SU robot.

●	Focus on sales in the United States. Our principal executive offices and sales functions are located in the United States because we believe that the United States military will be our lead and reference customer. The United States alone presents a significant and diverse market opportunity – special mission units, various counter-terrorism (federal, state and city) units, regular local police forces (the use of less-lethal weapons), U.S. Army, National Guard, US Navy, Coast Guard and the Border Police.

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●	Sales to NATO. We believe adoption of our products in the United States will open the markets in the NATO countries.

●	Far East Market. This market has massive security/defense needs, and is constantly acquiring new capabilities and technologies in response to ongoing external and internal threats.

●	Civilian Market. We believe that our robot, the DKL-MK1-SU, due to its novel and unique capabilities, including stabilization of six degrees of freedom in real-time, can bring solutions that do not yet exists for different tasks that require high end stabilization, such as VTOL robotic landing gear for drones and aircraft that enables take-offs and landings on uneven terrain and on steep slopes and medical uses for robotic procedures which need high accuracy,

Sales and Marketing

Marketing and sales efforts are currently concentrated on our DKL-MK1-SM robot. We have received initial orders from the Israel Defense Forces, or IDF. Our DKL-MK1-SM robot has been designated as a unique system by the IMOD and has received official approval as the sole supplier of this solution. The IMOD has also publicly endorsed our combined robotic and UAV system, which we market under the commercial name TIKAD, as innovative future battlefield technologies set to be implemented into the IDF. In addition, we have received inquiries from foreign officials regarding our DKL-MK1-SM.

We are currently in the process of building up our sales and marketing infrastructure primarily in the United States but also globally to implement our marketing strategy. This includes cooperation with agents, distributors and resellers of products that are experienced in our market. We have engaged an experienced U.S.-based sales agent with a proven track record relating to our type of products. We intend to focus our sales efforts in the United States because the U.S. military in general and special mission units in particular are expected to be our largest customers, both in our early commercialization stage and for the foreseeable future. For this reason, we have established our headquarters in Florida, because the units of the U.S. military and special mission units that are our initial strategic target customers, with who we have already established a relationship, are located in Florida.

Intellectual Property

Our success depends, at least in part, on our ability to protect our proprietary technology and intellectual property, and to operate without infringing or violating the proprietary rights of others. We rely on a combination of trade-secrets, know-how, and other contractual rights (including confidentiality and invention assignment agreements) to protect our intellectual property rights. We also restrict access to our sensitive intellectual property information to our most senior management.

To protect certain key technologies, we have submitted international patent applications, or PCTs, for Stabilization System patents, all of which are pending. We do not know whether any of our current or future patent applications will result in the issuance of any patents.

Additionally, our DKL-MK1-SM robot has been designated as a unique system by the IMOD and has received official approval as the sole supplier of this solution.

Governmental Regulation

Government Contracting Regulations. We operate under laws, regulations and administrative rules governing defense and other government contracts, mainly in Israel and the United States. Some of these carry major penalty provisions for non-compliance, including disqualification from participating in future contracts. In addition, our participation in governmental procurement processes in Israel, the United States and other countries is subject to specific regulations governing the conduct of the process of procuring defense and homeland security contracts.

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli government policy. Subject to certain exemptions, a license is required to initiate marketing activities. We also must receive a specific export license for defense related hardware, software and technology exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market). We have filed marketing applications with the IMOD and have already received marketing approvals for about 50 countries including the U.S. It is expected that in the mid-term more than 75% of our revenue will be derived from exports subject to Israeli export regulations.

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Approval of Israeli Defense Acquisition. The Israeli Defense Entities Law (Protection of Defense Interests) establishes conditions for the approval of an acquisition or transfer of control of an entity that is determined to be an Israeli “defense entity” under the terms of the law. Designation as a “defense entity” is to occur through an order to be issued jointly by the Israeli Prime Minister, Defense Minister and Economy Minister. Although no such orders relating to us have been issued as of the date hereof, it is possible that our Israeli subsidiary may be designated as a “defense entity” under the law. An order (pursuant to the law) would establish conditions and restrictions regarding non-Israeli control of our Israeli subsidiary. For example, Israeli government approval might be required for acquisition of 25% or more of the voting securities or a smaller percentage of shares of common stock that grant “means of control” in the Company, if such were to directly affect the control of our Israeli subsidiary. Means of Control for the purposes of the law includes the right to control the vote at a shareholders’ meeting or to appoint a director.

Approval of U.S. and Other Defense Acquisitions. Many countries in addition to Israel also require governmental approval of acquisitions of local defense companies or assets by foreign entities. Mergers and acquisitions of defense related businesses in the U.S. are subject to the Foreign Investment and National Security Act, or FINSA. Under FINSA, foreign acquisitions of defense related businesses in the U.S. require review, and in some cases approval, by the Committee on Foreign Investment in the United States. In that regard, if a foreign entity attempts to acquire us or all of our domestic assets, such transactions may be subject to FINSA.

“Buy American” Laws. The U.S. “Buy American” laws impose price differentials or prohibitions on procurement of products purchased under U.S. government programs. The price differentials or prohibitions apply to products that are not made in the United States or that do not contain U.S. components making up at least 50% of the total cost of all components in the product. However, a Memorandum of Agreement between the United States and Israeli governments waives the “Buy American” laws for specified products, including most of the products we are currently selling in the United States.

Procurement Regulations. Solicitations for procurements by governmental purchasing agencies in Israel, the United States and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest, corruption, human trafficking and conflict minerals in the procurement process. Such regulations also include provisions relating to information assurance and for the avoidance of counterfeit parts in the supply chain.

Anti-Bribery Regulations. We conduct operations in a number of markets that are considered high risk from an anti-bribery compliance perspective. Laws and regulations such as the Israel Penal Code, the Organization for Economic Cooperation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and corresponding legislation in other countries, prohibit providing personal benefits or bribes to government officials in connection with the governmental procurement process. Israeli defense exporters, like ourselves, are required to maintain an anti-bribery compliance program, including specific procedures, record keeping and training.

Audit Regulations. The IMOD may audit our books and records relating to its contracts with us. Our books and records and other aspects of projects that will be related to the U.S. defense contracts will be subject to audit by U.S. government audit agencies. Such audits review compliance with government contracting cost accounting and other applicable standards. If discrepancies are found this could result in a downward adjustment of the applicable contract’s price. Some other customers have similar rights under specific contract provisions.

Civil Aviation Regulations. Several of our products for commercial aviation applications are subject to flight safety and airworthiness standards of the U.S. Federal Aviation Administration and similar civil aviation authorities in Israel, Europe and other countries.

Environmental, Health and Safety Regulations. We are subject to a variety of environmental, health and safety laws and regulations in the jurisdictions in which we have operations. This includes regulations relating to air, water and ground contamination, hazardous waste disposal and other areas with a potential environmental or safety impact.

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Competition

While we believe that our products are novel, and that we have unique knowledge of military operational demands and challenges and years of developing complex military airborne systems and advanced robotics, the defense industry is a competitive environment. Competition is based on product and program performance, price, reputation, reliability, life cycle costs, overall value to the customer and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology. In addition, our competitive position sometimes may be affected by specific requirements in particular markets.

Continuing consolidation in the defense industry has affected competition. In addition, many major prime contractors are increasing their in-house capabilities. These factors have decreased the number but increased the relative size and resources of our competitors. We adapt to market conditions by adjusting our business strategy to changing market conditions. We also anticipate continued competition in defense markets due to declining defense budgets in many countries.

Our competitors, either alone or through their strategic partners, might have substantially greater name recognition and financial, technical, manufacturing, marketing and human resources than we do. These entities may also have significantly greater experience and infrastructure in commercializing defense products, obtaining regulatory approval for those products and commercializing those products around the world.

Research and Development

In the fiscal years ended December 31, 2017 and 2016, we spent $207,000 and $167,000, respectively, on engineering, research and development activities.

Employees and Consultants

As of March 2018, we employed a total of eight individuals. None of our employees are covered by a collective bargaining agreement. We continue to hire a number of consultants in order to limit our operating expenses and therefore allowing us to scale as necessary.

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Legal Proceedings

On February 14, 2018, a complaint was filed against the: (i) Company, (ii) Duke Airborne Systems Ltd., the Company's wholly owned Israeli subsidiary, (iii) Aphek Trading Kadosh and Razi Ltd., or Aphek, an Israeli corporation owned by Raziel Atuar, the Company’s co-founder and Chief Executive Officer, or CEO, and Amir Kadosh, our co-founder and Chief Logistics Officer, or CLO, and Mr. Aharon Sagiv, the Company’s co-founder, Chief Technology Officer, or CTO, President and Director; by Blackhawk Laboratories, a U.S. based company, in the Central District of Israel (Case No. 31727-02-18).

The complaint asserts a claim for breach of contract, breach of duty, negligence and unjust enrichment with regard to a services agreement dated June 13, 2014 between the plaintiff and Duke Airborne Systems, Ltd. The complaint asserts that Duke Airborne Systems, Ltd. agreed to pay for certain services alleged to have been performed by the plaintiff and that the plaintiff was entitled to receive 8% of the issued and outstanding shares of common stock of Duke Airborne Systems, Ltd., over a 12 month period from June 2014 to June 2015.

The plaintiff’s complaint seeks an order requiring either Duke Airborne Systems Ltd. to issue to the plaintiff 8% of its issued and outstanding shares of our common stock; or alternatively for the Company to issue to the plaintiff 4.8% of its issued and outstanding shares of our common stock; or alternatively for Aphek and Mr. Aharon Sagiv to transfer 8% of their shareholdings in the Company to the plaintiff.

The defendants believe the plaintiff’s complaint has no merit and they intend to vigorously defend the lawsuit.

The Company does not believe the lawsuit will have a material effect on the Company as all three Co-Founders of the Company have agreed to indemnify the Company and its subsidiary, and such Co-Founders shall be responsible for the issuance of any shares of our common stock in the event the plaintiff is successful in its lawsuit.

Properties

Starting in January 2018, our principal office is located at 13 Palafox Place, Pensacola, FL 32502. On January 10, 2018 we executed an agreement according to which we have the right to use office space and receive other administrative services at that location on a month by month basis. Our current monthly rent is $135. We executed a lease for our Israeli facilities in July 2016 for a 1-year term and have extended the lease period by an additional one year term. Our current monthly rent is approximately $1,000.

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ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 7 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of December 31, 2017.

Operating Results

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016.

Revenues. During 2017 we received a further order. Revenues for our orders are recognized on the percentage-of-completion basis under which sales and profit are recorded based on the ratio of costs incurred to estimated total costs at completion. As a result, revenues for 2017 totaled $195,000 compared to revenues for 2016 of $220,000

Cost of Revenues. During 2017, costs relating to our orders comprising components and equipment purchased from suppliers, sub-contractors and labor costs amounted to $162,000 against $262,000 in 2016.

Research and Development. Our research and development expenses consist primarily of professional services and equipment. Research and development for 2017 amounted to $207,000 as compared to $167,000 for 2016.

General and Administrative Expenses. Our general and administrative expenses for 2017 year totaled $689,000 as compared to $209,000 for 2016. Of this amount $477,000 related to share based payment expenses. Further costs due to the establishment of the Company’s principal place business in the US and in preparing and launching of the Company’s Regulation A Offering.

Financial Expenses. Financial expenses for 2017 totaled $61,000, as compared to $27,000 in 2016. The increase in the finance expenses was due to the interest payments made on loans received by the Company to finance its activities as well as exchange rate differences resulting from the increase in the shekel exchange rate to the dollar during the year.

Other Income. In 2016 the Company received $99,000 which represented the receipt of the top prize at the Combating Terrorism Technology Conference sponsored by the United States Defense Department’s Combating Terrorism Technical Support Office (CTTSO) Israel’s Ministry of Defense Directorate of Defense Research and Development (DDR&D / MAFAAT), and the MIT Enterprise Forum of Israel for our DKL-MK1-SM.

Net Loss. We recorded a net loss of $924,000 for 2017 as compared with a net loss of $346,000 for 2016. The main reasons for the loss in 2017 was due to continuing research and development as well as the costs related to share based payments, establishing the Company’s principal place of business in the US and preparing and launching the Company’s Regulation A Offering. The cumulative net loss of the Company to date amounts to $1,479,000.

Liquidity and Capital Resources

As of December 31, 2017 we had a cash balance of $273,000 compared with a cash balance of $87,000 as of December 31, 2016.

Since our inception we have primarily funded our operations through bank loans and loans provided by our shareholders.

During the period from November 2014 until February 2016 we received three shekel denominated loans from Israeli banks totaling $260 at annual interest rates ranging from 3-6.5%. Each of the loans is being repaid over a period of 5 years and one of the loans is collateralized by substantially all of the assets of our subsidiary and its ordinary shares of common stock. As of December 31, 2017 the outstanding balance of the bank loans stood at $154,000 and as of December 31, 2016 at $199,000.

Since our inception, the company’s Stockholders, or the Stockholders, have provided loans from time to time, as needed and during 2017 increased their loans in the Company by $427,000. Some of the loans bear an annual fixed interest at 3% and some of the loans bear an annual interest rate as defined in Section 3(j) of the Israeli tax ordinance (the interest rate for 2017 and 2016 is 2.56%).

The Stockholders’ loans, including the accumulated interest amount, shall be repaid in full within 7-15 days from the date any capital is raised by the Company or its related parties, whether by a stock offering and /or loans in excess of NIS 10 million (approximately $2.85 million)

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As of December 31, 2017 and December 31, 2016, the outstanding balance of the Stockholders’ loans is $926,000 and $499,000, respectively.

Our Regulation A Offering Circular was qualified by the U.S. Securities and Exchange Commission on August 9, 2017. To the date of this report we have sold 82,865 of our common stock, pursuant to our Offering Circular for a (gross) total of $248,595.

On January 25, 2018, the Company and a private investor entered into a Convertible Loan Agreement in the amount of $ 400,000, or the Loan, bearing an annual interest rate of 6%. According to the terms of the Loan, in the event of a financing round, upon its consummation, the Loan (including interest) will be converted into the same class of shares of our common stock to be issued within such financing round. Under certain terms stipulated in the Loan agreement, the lender will be entitled to a 10% discount off the price per share determined under such financing round but only in the event that the pre-money valuation of the Company under such funding round will exceed $45 million. Unless converted into shares of our common stock, the Loan will become due only in the event of insolvency or liquidation of the Company. This offer and sale of the note was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Regulation S and the regulations promulgated thereunder.

We believe that based on our current cash balances we will be able to sustain our operations at current levels for the coming period. During this period, we intend to continue raising capital and develop our marketing and sales capabilities in order to generate revenues, at which point we will need to increase our marketing and sales expenses. We estimate that in the mid-term, we will be focused on marketing DKL-MK1-SM and manufacturing and delivering the orders.

Plan of Operations

Over the next 12 months, the Company plans to increase its sales and marketing spending. Upon completion of this offering, the Company will focus its resources on three key areas: (i) hiring additional key members to its management, marketing and sales team; (ii) expanding sales and marketing to enable increased revenue for the sales of our DKL-MK1-SM; and (iii) continuing the development of new generations of its products. In that regard, the Company has engaged an experienced U.S. based sales agent with a proven track record relating to its products and activity in order to assist in the of sales of products in the United States. In February 2017, we took further steps to expand the management team and recruited a local executive to the position of Chief Customer Officer. We also set up an advisory board and have recruited two well experienced U.S. based people to serve on it.

Our plans include establishing sales and marketing infrastructure in the United States, Far East and Europe – including participation in demonstrations and pilots in different parts of these markets, with a major focus being in the United States. We intend to continue to hire experienced local personnel with proven track records relating to military and government agencies. We expect that, assuming a successful raise of the full offering amount, we will be able to sustain our plans and operations for at least a 24 month period following the closing of the offering.

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ITEM 3.	DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors, executive officers and significant employees, and their ages as of April 29, 2018, are as follows:

Name	Position	Age

Executive Officers:
Raziel Atuar	Chief Executive Officer, Co-Founder	39
Sagiv Aharon	Chief Technology Officer, President and Co-Founder	38
Amir Kadosh	Chief Logistics Officer & Co-Founder	40
Raanan (Ron) Bregman	Chief Customer Officer	61

Directors:
Sagiv Aharon	Director	37
Erez Nachtomy	Director	56
Yariv Alroy	Director	57

All of our executive officers and significant employees work on a full-time basis, except for Mr. Bregman who provides services pursuant to a consulting agreement. There are no family relationships between any director, executive officer or significant employee. Throughout the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Executive Officers and Directors

Raziel Atuar, Lt. Col. (Reserves), Co-Founder and Chief Executive Officer (CEO). Mr. Atuar co-founded Duke Airborne Systems Ltd. Since 2016, Mr. Atuar has served as the Company’s CEO. From 1998 to 2004 Mr. Atuar served in an IDF special mission unit, received an excellence award and planned and commanded covert operations. From 2005 to 2013, Mr. Atuar served as a special agent in the Israeli Secret Service on complex missions in foreign countries. From 2013 to 2014, Mr. Atuar provided commercial consulting and management services to IMI LTD (Israel Military Industry). Mr. Atuar holds a B.A. in Geography from Haifa University and M.F.A in Film Studies from Tel-Aviv University.

Sagiv Aharon, Co-Founder, Chief Technology Officer (CTO), President and Director. Mr. Sagiv Aharon co-founded Duke Airborne Systems Ltd. From 2008 to 2010, Mr. Aharon worked at the Israeli Aerospace Industry as a structural design engineer on a classified hybrid structure (composite/metal) air vehicle. From 2010 to 2011, Mr. Aharon worked at Rafael Advanced Weapon Systems Ltd. as a mechanical design engineer for complex active/reactive armor solutions for land vehicles. From 2011 to 2012, Mr. Aharon worked for Elbit Systems Ltd. (NASDAQ:ESLT) as a mechanical design engineer and a system integrator at several remotely operated weapon systems upon land vehicles. From 2012 until March 2014, Mr. Aharon served as the CEO of Axis Aerospace Mechanical Design Ltd., a company working in the field of airborne structural projects and flight experiments, following strict aerospace level quality standards (AS9100). Mr. Aharon holds a B.Sc. in mechanical engineering with specialty in control and robotics from the Technion – Israel Institute of Technology.

Amir Kadosh, Advocate, Co-Founder and Chief Logistics Officer (CLO). Amir Kadosh co-founded Duke Airborne Systems Ltd. Since 2016, Mr. Kadosh has been our CLO since 2016. Between 2014 and 2016, Mr. Kadosh served as the Chief Logistics Officer of Duke Robotics Ltd. From 2012 to 2014, Mr. Kadosh worked as a lawyer, specializing in commercial and companies’ law. From 2007 to 2011, he served as a special agent in the Israeli Secret Service, and from 2001 to 2006, he served as an embassy security team member. Mr. Kadosh also served in the IDF in a special mission unit. Mr. Kadosh holds a law degree and a business management degree from IDC Herzeliya (Interdisciplinary Center Herzliya).

Raanan (Ron) Bregman, Chief Customer Officer. In 2017, Mr. Bregman became our Chief Customer Officer. From 2001 to 2007, Mr. Bregman was President and Chief Executive Officer of Tadiran Telecom Business Systems Ltd., a privately held Israeli company, providing unified communication and collaboration systems globally. From 2009 to 2017, Mr. Bregman was the President and Chief Executive Officer of Telco Depot Ltd. Mr. Bregman studied computer science at Fairleigh Dickinson University.

11

Erez Nachtomy, Director. Mr. Erez Nachtomy is the Managing Director of Erez Nachtomy EN Consulting Services Ltd., currently engaged to provide us with consulting services. From 1989 until 2001, Mr. Nachtomy practiced law as an associate in one of the leading law firms in Israel, becoming a partner in the firm in 1994 and later on promoted to a senior partner. In March 2001, Mr. Nachtomy joined the executive team of SHL Telemedicine Ltd. (SWX:SHLTN), as Vice President, and from January 2005 to December 2016 he served as Executive Vice President. SHL Telemedicine Ltd. is active in the field of medical technology development and provision of global telemedicine services, including in the United States, Germany, India and Japan. Mr. Nachtomy holds an LL.B. from Tel Aviv University, Israel.

Yariv Alroy, Director. Mr. Yariv Alroy is the Managing Director of T.N.S.A Consulting and Management LTD., currently engaged to provide us with strategic consulting services and investments. From 1989 to 1993 Mr. Alroy worked for an Israeli law firm, with his last position as a partner. From 1993 to 1997, Mr. Alroy served as COO of SHAHAL Medical Services, and from 1997 to 2000 as Managing Director of SHL International Ltd. From 2000 until January 2016 Mr. Alroy served as Co-CEO of SHL Telemedicine LTD a company in the field of medical technology development and provision of global telemedicine services, including in the United States, Germany, India, Japan and Israel, traded in the Swiss Stock exchange (SWX:SHLTN). Yariv Alroy holds an LL.B from Tel Aviv University.

During 2017 we formed an advisory board consisting of various industry professionals. Biographies of our current advisory board members is found below.

Leslie Jay Cohen, Ph.D. – Advisory Board Member (since January 1, 2017). From 1984 to 1989, Mr. Cohen worked at McDonnell Douglas Aerospace, as Director of Technical Operations and then as Director of Advance Launch System. From 1989 to 1996, Mr. Cohen served as Vice President of Advance Programs for McDonnell Douglas in Russia, working closely with launch vehicle manufacturers and strategic weapon systems designers, and in the United States as Director of the Army/Grumman/McDonnell Douglas Neutral Particle Beam Experiment. From 1996 to 2001, Mr. Cohen served as Director of Advance Program Development for Cytec Fiberite Inc. & AMT I and was responsible for the Aerospace Advanced Program development. From 2001 to 2017, Mr. Cohen served as Senior Vice President of New Business Development and Strategic Technology for Hitco Carbon Composites, a major supplier to the aerospace and industrial markets, where he was responsible for all business development and strategic technology. Mr. Cohen was a Fullbright Hayes Post Doctoral Fellow at the Israel Institute of Technology, and has published over 40 professional papers over the course of his career. Mr. Cohen holds a B.S., M.S., and Ph.D. in Civil Engineering (Structures & Materials) from the Carnegie Institute of Technology.

Danny Rothschild (Major General, Res.) – Advisory Board Member (since January 1, 2017). Gen. Rothschild served in the IDF intelligence corps for over thirty years, in various capacities, including Assistant to the IDF Chief of Staff, commander of the IDF Units in Southern Lebanon, Deputy Director of Military Intelligence and Chief of Intelligence Research and Analysis. In 1995, upon retiring from the IDF, Gen. Rothschild co-founded Netacs Security Ltd. where he continues to serve as President. Gen. Rothschild was most recently the Director of the Institute for Policy and Strategy at the Interdisciplinary Center Herzliya and is currently the Chairman of the Annual Herzliya Conference Series on the Balance of Israel’s National Security. Gen. Rothschild has served as a member of the advisory board of the Central Bank of Israel, chairman of the board of trustees of the Afeka Tel Aviv Academic College of Engineering, chairman of the Israeli Board of the America-Israel Friendship League and member of the board of governors of the Hebrew University Jerusalem.

Tal Russo (Major General, Res) – Advisory Board Member (since August 15, 2017). Gen. Russo served in many positions of command in the IDF and was a former GOC Southern Commander and member of the IDF General Staff. He played an integral role in the planning and construction of the southern border fence project that has been responsible for preventing further infiltration by illegal migrants and terrorists. Since his retirement from the IDF in 2013 Gen. Russo has been providing strategic consultancy services to various companies in Israel and abroad. He holds a B.A. in political science from the University of Haifa and an M.B.A. from Tel Aviv University.

12

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the annual compensation of each of our three highest paid persons who were executive officers or directors in our last completed fiscal year.

Name	Capacities in which Compensation was received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Raziel Atuar	Chief Executive Officer	0	0	0
Sagiv Aharon	Chief Technology Officer and President	0	0	0
Amir Kadosh	Chief Logistics Officer	0	0	0

Compensation of Directors

We do not compensate our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance.

Employment Agreements

Raziel Atuar. Upon the closing of the offering, the Company will enter into an employment agreement with Raziel Atuar relating to his employment as the Company’s CEO, which shall provide for a minimum term of 36 months, require a six month notice if Mr. Atuar seeks to terminate his employment, monthly compensation equal to approximately $8,000 (32,000 NIS), eligibility for an annual bonus equal to three months salary based on terms to be determined by the Board of Directors, and customary non-compete (for a three year period following his employment with the Company), confidentiality and non-solicitation provisions and the assignment of all intellectual property developed while employed by the Company.

Sagiv Aharon. Upon the closing of the offering, the Company will enter into an employment agreement with Sagiv Aharon relating to his employment as the Company’s CTO and President, which shall provide for a minimum term of 36 months, require a six month notice if Mr. Aharon seeks to terminate his employment, monthly compensation equal to approximately $8,000 (32,000 NIS), eligibility for an annual bonus equal to three months salary based on terms to be determined by the Board of Directors, and customary non-compete (for a three year period following his employment with the Company), confidentiality and non-solicitation provisions and the assignment of all intellectual property developed while employed by the Company.

Amir Kadosh. Upon the closing of the offering, the Company will enter into an employment agreement with Sagiv Aharon relating to his employment as the Company’s CLO, which shall provide for a minimum term of 36 months, require a six month notice if Mr. Kadosh seeks to terminate his employment, monthly compensation equal to approximately $8,000 (32,000 NIS), eligibility for an annual bonus equal to three months salary based on terms to be determined by the Board of Directors, and customary non-compete (for a three year period following his employment with the Company), confidentiality and non-solicitation provisions and the assignment of all intellectual property developed while employed by the Company.

Employee Stock Option Plan

Assuming a successful final closing of this offering, the Company and its Stockholders intend to adopt an equity incentive plan, in a form customary to the United States, which will reserve, for future issuance under the plan, up to 5% of the number of shares of our common stock outstanding following the final closing of this offering.

Consulting Agreement with Raanan (Ron) Bregman

On February 21, 2017, the Company entered into a consulting agreement with Raanan (Ron) Bregman. Pursuant to the terms of the consulting agreement, Mr. Bregman has agreed to serve as Chief Customer Officer of the company, responsible for customer strategy, customer acquisition, retention and profitability. Mr. Bregman shall be granted the option to purchase 5,000 shares of our common stock of the company per month, during the term of the agreement, at an exercise price of $3.00 per share. The options will be granted for a period of five years and will vest over a 12 month period, all in accordance with the company’s option plan. The company has agreed to pay Mr. Bregman a monthly fee of $6,000. The consulting agreement shall continue until terminated by the company or Mr. Bregman with 30 days’ prior notice.

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ITEM 4.	SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our common stock, our only outstanding class of capital stock as of December 31, 2017 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our common stock, and (ii) all of the current directors and executive officers as a group. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares of common stock listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares of common stock beneficially owned.

Name and address of beneficial owner (1)	Amount of nature of beneficial ownership (2)	Amount and nature of beneficial ownership acquirable	Percent of class (1)
Raziel Atuar(3)	3,000,000	0	14.89%
Sagiv Aharon	4,000,000	0	19.85%
Raanan (Ron) Bregman (4)	0	0	0%
Amir Kadosh(3)	3,000,000	0	14.89%
Yariv Alroy	8,000,000		39.69%
Erez Nachtomy	1,000,000	0	4.96%
All directors and officers as a group (6 persons)	19,000,000	0	94.28%

(1)	Based on 20,155,088 shares of our common stock issued and outstanding as of December 31, 2017. The address of those listed is c/o Duke Robotics, Inc., 13 Palafox Place, Pensacola, FL 32502.

(2)	Unless otherwise indicated, all shares of our common stock are owned directly by the beneficial owner.

(3)	Aphek is an Israeli corporation owned by Amir Kadosh and Raziel Atuar in equal proportion. Aphek owns an aggregate of 6,000,000 shares of our common stock. Mr. Kadosh and Mr. Atuar are the natural persons with voting and dispositive power over our securities held by Aphek.

(4)	Does not include options to purchase 5,000 shares of our common stock which are issuable for each month during the term of Mr. Bregman’s consulting agreement, commencing upon the closing of this Offering, at an exercise price of $3.00 per share. As of April 2018, Mr. Bregman is entitled to options to purchase 70,000 shares of our common stock.

14

ITEM 5.	INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Share Purchase Agreement

On June 5, 2016, the Company completed a reorganization according to which it issued 1,000 shares of common stock to Sagiv Aharon, Company’s CTO and President, and to Aphek (a company held by Raziel Atuar, the Company’s CEO, and Amir Kadosh, the Company’s CLO). Under the terms of the governing agreement, the company issued an aggregate of 1,000 shares of common stock, and in consideration for such issuance, the Company received all of the outstanding shares of common stock of Duke Airborne Systems Ltd., an Israeli corporation. As a result of this transaction, Duke Airborne Systems Ltd. became the Company’s wholly owned subsidiary.

Stockholders Agreement

On June 5, 2016, the Company executed a stockholders agreement, or the Stockholders Agreement, with Yariv Alroy, Erez Alroy, Erez Nachtomy, Sagiv Aharon and Aphek. The Stockholder Agreement was terminated on October 17, 2017 in conjunction with the first closing of our Regulation A Offering.

Loan Agreements

On January 1, 2015 the Company executed a Loan Agreement with Aphek, whereby Aphek agreed to provide a loan up to an amount of approximately $132,000, or the Aphek Loan. On January 1, 2015 the Company executed a Loan Agreement with Sagiv Aharon whereby he agreed to provide a loan of approximately $55,000, or the Sagiv Loan. The Aphek Loan and Sagiv Loan bear interest rates as defined in Section 3(j) of the Israeli tax ordinance (the interest rate for 2015 is 3.05% and 2.56% for 2016). On June 5, 2016, the Company executed a Loan Agreement with Iki Alroy Investment Ltd., Erez Alroy Investment Ltd. and Ermi Nachtomy Assets Ltd. (collectively, the “Lenders”), whereby the Lenders agreed to provide a loan in an aggregate amount of $100,000 to $500,000 in the aggregate. The Lenders will provide monthly installments of between $20,000 and $40,000, subject to the Lender’s discretion. The Loan bears an annual fixed interest rate of 3%. The Aphek Loan and Sagiv Loan and all unpaid accumulated interest, shall be repaid in full within 15 days of the receipt by the Company of funds in excess of NIS 10,000,000 (approximately - $2,500,000). The Lenders’ loan, and all unpaid and accumulated interest, shall be repaid in full within seven days of the receipt by the Company of funds in excess of $2,500,000. Any additional amounts of loans that were made available to the Company in 2017 by Aphek, Sagiv or the Lenders, over the amounts stated in the Aphek Loan and Sagiv Loan agreements or the Lender's loan agreement, were made available to the Company on the same terms as stated in those agreements, respectively.

On November 20, 2017 Duke Airborne Systems Ltd. made available to Mr. Sagiv Aharon, the Company's CTO, President and Director, a loan in the amount of $10,000. This loan shall bear interest rates as defined in the Israeli tax ordinance. The Loan, including the accumulated interest amount, shall be repaid at the earlier of the following dates: (i) December 31, 2019; or (ii) at the date of repayment of the loan made available by Mr. Aharon to the Company according to a loan agreement dated January 1, 2015; or (iii) from any dividend or other distribution to be made by Duke Robotics, Inc. to its shareholders. Mr. Aharon is entitled to repay the outstanding amount of the loan at any time.

On November 20, 2017 Duke Robotics Inc. made available to Mr. Raziel Atuar, the Company's CEO, a loan in the amount of $10,000. The loan shall bear an annual fixed interest of 3.25%. This loan, including the accumulated interest, shall be repaid at the earlier of the following dates: (i) December 31, 2019; or (ii) at the date of repayment of the loan made available by Aphek to Duke Airborne Systems Ltd., according to a loan agreement dated January 1, 2015; (iii) from any dividend or other distribution to be made by the Company to its shareholders. Mr. Atuar is entitled to prepay the outstanding amount of the loan at any time.

Consulting Agreement with T.N.S.A. Consulting and Management Ltd.

On August 15, 2016, the Company entered into a consulting agreement with T.N.S.A. Consulting and Management Ltd., an entity controlled by Yariv Alroy, a director of the Company, which will take effect upon the final closing of this offering. Pursuant to the terms of the consulting agreement, the consultant has agreed to provide services including advice related to strategic planning, guidance regarding sales and marketing, operational improvements and product development as well as advice relating to mergers and acquisitions and capital raising. The consultant is required to provide a minimum of 10 hours per week or 40 hours per month. The Company has agreed to pay the consultant a monthly fee of $4,500. The consulting agreement is for a guaranteed term of 12 months and will be renewed automatically unless terminated by the Company or the consultant with 90 days prior notice.

15

Consulting Agreement with Erez Nachtomy Consulting Services Ltd.

On August 15, 2016, the Company entered into a consulting agreement with Erez Nachtomy Consulting Services Ltd., an entity controlled by Erez Nachtomy, a director of the Company, which will take effect upon the final closing of this offering. Pursuant to the terms of the consulting agreement, the consultant has agreed to provide services including advice related to strategic planning, guidance regarding sales and marketing, operational improvements and product development as well as advice relating to mergers and acquisitions and capital raising. The consultant is required to provide a minimum of 10 hours per week or 40 hours per month. The Company has agreed to pay the consultant a monthly fee of $3,800. The consulting agreement is for a guaranteed term of 12 months and will be renewed automatically unless terminated by the Company or the consultant with 90 days prior notice.

Future Transactions

We do not have an audit or compensation committee and have no independent directors that examines transactions of the nature described herein this item. We do not have any audit or compensation committee. The Board of Directors performs these functions as a whole. Thus, there is a potential conflict in that board members who are also part of management will participate in discussions concerning management compensation and audit issues that may affect management decisions. To the extent possible, a majority of the disinterested members of our board of directors will approve future affiliated transactions.

ITEM 6.	OTHER ITEMS

On April 27, 2018 the Company elected to extend the offering, as set forth in the Form 1-A and Offering Circular (File No. 024-10714) regarding its Regulation A offering so that such offering shall now terminate on August 3, 2018, unless earlier terminated by the Company.

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ITEM 7.	FINANCIAL STATEMENTS

Financial Statements and Independent Auditors Report

December 31, 2017 and 2016

17

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

DUKE ROBOTICS, INC.

F-1

INDEPENDENT AUDITORS’ REPORT

TO THE STOCKHOLDERS OF

Duke Robotics, Inc.

We have audited the accompanying consolidated financial statements of Duke Robotics, Inc. (the “Company”) and its subsidiary which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated Statements of Operations, Changes in Stockholders’ deficiency and Cash Flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

F-2

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016, and the consolidated results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements for the year ended December 31, 2017 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(B) to the financial statements, the Company has devoted substantially all its efforts to research and development. The Company is still in its development stages and the extent of the Company’s future operating losses and the timing of becoming profitable are uncertain. The Company has incurred losses of $924, and $346 thousands for the years ended December 31, 2017, and 2016, respectively, and accumulated losses of $1,479 thousands. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Brightman Almagor Zohar & Co.

Certified Public Accountants

Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

April 29, 2018

F-3

Duke Robotics, Inc.

Consolidated Balance Sheets

USD in thousands

	As of December 31
	2017	2016

ASSETS

Current assets
Cash and cash equivalents	273	87
Unbilled receivables	20	116
Other receivables	34	11
Total current assets	327	214

Fixed assets, net	21	25

TOTAL ASSETS	348	239

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

Current liabilities
Current maturities of long term bank loans	67	52
Trade accounts payable	13	36
Other accounts payable	44	36
Provision for losses on long-term contracts, net	5	13
Stockholders loans	926	499
Total current liabilities	1,055	636

Long term liabilities
Bank loans	87	147
Total long term liabilities	87	147

Commitments and contingent liabilities

TOTAL LIABILITIES	1,142	783

Stockholders’ deficiency
Common stock of $0.0001 par value	2	2
Additional paid in capital	683	9
Accumulated deficit	(1,479)	(555)
Total stockholders’ deficiency	(794)	(544)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIENCY	348	239

The accompanying notes are an integral part of the consolidated financial statements.

F-4

Duke Robotics, Inc.

Consolidated Statements of Operations

USD in thousands, except share and per share data

	For the year ended December 31
	2017	2016

Revenues	195	220
Cost of revenues	162	262
Gross profit (loss)	33	(42)

Research and development expenses	207	167
General and administrative	689	209

Operating loss	863	418

Other Income	-	99
Financial expenses, net	61	27

Loss for the period	924	346

Loss per share:
Basic and diluted net loss per share	0.05	0.02

Weighted average number of common stock:
Basic and diluted	20,075,030	20,001,146

The accompanying notes are an integral part of the consolidated financial statements.

F-5

Duke Robotics, Inc.

Statements of Changes in Stockholders’ Deficiency

USD in thousands, except share data

	Common Stock		Additional paid in	Accumulated	Total capital
	Number	Amount	capital	deficit	deficiency

BALANCE AS OF DECEMBER 31, 2015	-	-	-	(209)	(209)

CHANGES DURING 2016:
Issuance of Common stock	2,000	*	-	-	*
Stock split and par value change	19,998,000	2	-	-	2
Stock based compensation	4,167	*	9		9
Loss for the year	-	-	-	(346)	(346)

BALANCE AS OF DECEMBER 31, 2016	20,004,167	2	9	(555)	(544)

CHANGES DURING 2017:
Issuance of Common stock	138,421	*	171	-	171
Stock based compensation	12,500	*	26		26
Stock based compensation		*	477		477
Loss for the year	-	-	-	(924)	(924)

BALANCE AS OF December 31, 2017	20,155,088	2	683	(1,479)	(794)

* Less than 1 USD (in thousands)

The accompanying notes are an integral part of the consolidated financial statements.

F-6

Duke Robotics, Inc.

Consolidated Statements of Cash Flows

USD in thousands

	For the year ended December 31	For the year ended December 31
	2017	2016

Net cash used in operating activities
Loss for the period	(924)	(346)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	6	6
Finance expenses	31	4
Share based payment expenses	477	9
Provision for losses on long-term contracts, net	(8)	13
Increase in unbilled receivables	96	(116)
Increase in other receivables	(3)	(7)
Increase in trade accounts payable	(24)	29
Increase in other accounts payable	9	22
	584	(40)
Net cash used in operating activities	(340)	(386)

Cash Flows from Investing Activities
Loan to executive officers	(20)	-
Purchase of fixed assets	(2)	(3)

Net cash used in investing activities	(22)	(3)

Cash flows from Financing Activities:
Receipts of bank loans	-	128
Repayment of bank loans	(56)	(21)
Receipt of stockholders loans, net	407	218
Issuance of Common stocks	197	-
Net cash provided by financing activities	548	476

Increase in cash and cash equivalents	186	87
Cash and cash equivalents at the beginning of the period	87	-

Cash and cash equivalents at the end of the period	273	87

Supplemental Disclosure of cash flow information
Cash paid during the period for interest	10	11

* Less than 1 USD (in thousands)

The accompanying notes are an integral part of the consolidated financial statements.

F-7

Duke Robotics, Inc.

Notes to the consolidated financial statements

USD in thousands, except share and per share data

NOTE 1 - GENERAL

A.	Duke Robotics, Inc. (“the Company”) is a company incorporated under the laws of the state of Delaware and was formed on April 21, 2016.

The Company is the owner of 100% of the stocks of Duke Airborne Systems Ltd. (“Duke” or the “Subsidiary”) (together: the “Group”) through restructuring under common control. The Subsidiary incorporated under the laws of the state of Israel on March 5, 2014 and commenced its operations on May 1, 2014.

The restructuring had been performed such that every stockholder of Duke has tendered its stock in Duke in exchange for stock in the Company, causing Duke to become the wholly owned subsidiary of the Company. Since the above reorganization was made between companies under common control, the consolidated financial statements of the Company and the Subsidiary are presented as if the above transaction had occurred on the first day of earliest year presented.

The financial operations overview refers to the financial information of Duke as the predecessor of the Company.

The Company is engaged, through its subsidiary, in developing robotic stabilization platforms.

B.	Since inception, the Company has devoted substantially all its efforts to research and development. The Company is still in its development stage and the extent of the Company’s future operating losses and the timing of becoming profitable are uncertain. The Company has incurred losses of $924, and $346 for the years ended December 31, 2017, and 2016, respectively, and accumulated losses of $1,479.

These conditions raise substantial doubt about the Company’s ability to continue to operate as a going concern. The Company’s ability to continue operating as a “going concern” is dependent on several factors, among them is the ability to raise sufficient additional funding.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A.	Basis for presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in United Sates of America (“GAAP”).

B.	Use of estimates in the preparation of financial statements:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgement and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgement and assumptions can affect reported amounts and disclosures made. Actual results could differ from those estimates.

F-8

Duke Robotics, Inc.

Notes to the consolidated financial statements

USD in thousands, except share and per share data

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Financial statement in U.S. dollars:

The functional currency of the Company is the U.S dollar (“dollar”) since the dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future.

Transactions and balances denominated in dollars are presented at their original amounts. Transactions and balances denominated in foreign currencies have been re-measured to dollars in accordance with the provisions of Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Translation”.

All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

D.	Cash and cash equivalents:

Cash and cash equivalents consist of cash and demand deposits in banks, and other short-term liquid investments (primarily interest-bearing time deposits) with original maturities of less than three months.

E.	Fixed assets:

Fixed assets are presented at cost, net of investment grants received and less accumulated depreciation. Depreciation is calculated based on the straight-line method over the estimated useful lives of the assets, as the following annual rates:

%

Computers and software	25-33
Leasehold improvements	10-15
Furniture and office equipment	7

F.	Share-based compensation

The Company applies ASC 718-10, “Share-Based Payment,” and ASC 505-50, “Equity-Based Payments to Non-Employees”, which requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees, directors and non-employees based on estimated fair values.

The standards require companies to estimate the fair value of equity-based payment awards on the date of grant in relation to payment awards granted to employees and directors, and, on the earlier of the date at which the counterparty’s performance is complete or the date at which a commitment for performance by the counterparty to earn the equity instruments has been reached, in relation to awards granted to non-employees. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s statement of operations.

The Company recognizes compensation expenses for the value of equity awards based on the straight-line method over the requisite service period of each award, net of estimated forfeitures.

The Company estimates the fair value of stock options granted as equity awards using a Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are share price, expected volatility and the expected option term (the time from the grant date until the options are exercised or expire).

F-9

Duke Robotics, Inc.

Notes to the consolidated financial statements

USD in thousands, except share and per share data

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Share-based compensation (Cont.):

Expected volatility is estimated based on volatility of similar companies in the technology sector. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from governmental zero-coupon bonds with an equivalent term. The expected option term is calculated for options granted to employees and directors using the “simplified” method. Grants to non-employees are based on the contractual term. Changes in the determination of each of the inputs can affect the fair value of the options granted and the results of operations of the Company.

G.	Basic and diluted net loss per share:

Basic loss per share is computed by dividing the net loss applicable to holders of common stock by the weighted average number of shares of common stock outstanding during the year. Diluted loss per share is computed by dividing the net loss applicable to holders of common stock by the weighted average number of shares of common stock outstanding plus the number of additional Common stocks that would have been outstanding if all potentially dilutive shares of common stock had been issued, using the treasury stock method, in accordance with ASC 260-10 “Earnings per Share”. Potentially dilutive shares of common stock were excluded from the diluted loss per share calculation because they were anti-dilutive.

The weighted average number of shares of common stock outstanding has been retrospectively restated for the equivalent number of stocks as a result of the stock split.

H.	Revenue recognition:

The Group generates revenues from long-term contracts involving the design, development, manufacture and integration of robotic stabilization platforms.

Revenues from long-term contracts are recognized using ASC 605-35, “Revenue Recognition - Construction-Type and Production-Type Contracts”, according to which revenues are recognized on the percentage-of-completion (“POC”) basis.

Sales under long-term fixed-price contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and to recognize revenues using the POC basis. According to this method, sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. When measuring progress toward completion, the Group may consider other factors, such as contracts’ performance obligations or the achievement of milestones.

The POC method of accounting requires management to estimate the cost and gross profit margin for each individual contract. Estimated gross profit or loss from long-term contracts may change due to differences between actual performance and original estimated forecasts.

When adjustments are required for the estimated total revenue on a contract, these changes are recognized with an inception-to-date effect in the current period. In addition, when estimates of total costs to be incurred exceed estimates of total revenue to be earned, a provision for the entire loss on the contract is recorded in the period in which the loss is determined

F-10

Duke Robotics, Inc.

Notes to the consolidated financial statements

USD in thousands, except share and per share data

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Research and development expenses:

Research and development expenses are charged to the statement of operations as incurred.

J.	Recent Accounting Standards:

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued a new standard to achieve a consistent application of revenue recognition within the U.S., resulting in a single revenue model to be applied by reporting companies under U.S. generally accepted accounting principles. Under the new model, recognition of revenue occurs when a customer obtains control of the promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective with respect to the Company beginning in the first quarter of 2019; early adoption is prohibited. The new standard is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. The Company is in the process of evaluating the impact of the new standard on its financial statements.

In February 2016, the FASB issued a new lease accounting standard requiring the recognition of lease assets and liabilities on the balance sheet. This standard is effective beginning in the first quarter of 2019; early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements. As the Company currently has insignificant leasing arrangement, it does not expect the new standard to have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments.” With respect to assets measured at amortized cost, such as held-to-maturity assets, the update requires presentation of the amortized cost net of a credit loss allowance. The update eliminates the probable initial recognition threshold that was previously required prior to recognizing a credit loss on financial instruments. The credit loss estimate can now reflect an entity’s current estimate of all future expected credit losses as opposed to the previous standard, when an entity only considered past events and current conditions. With respect to available for sale debt securities, the update requires that credit losses be presented as an allowance rather than as a write-down. The update is effective beginning in the first quarter of 2020; early adoption is permitted. As the Company has insignificant receivable balances, the Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In May 2017, the FASB issued “ASU No. 2017-09, “Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting,” which clarifies when a change to terms or conditions of a share-based payment award must be accounted for as a modification. The new guidance requires modification accounting if the vesting condition, fair value or the award classification is not the same both before and after a change to the terms and conditions of the award. The new guidance is effective on a prospective basis beginning on January 1, 2018 and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

F-11

Duke Robotics, Inc.

Notes to the consolidated financial statements

USD in thousands, except share and per share data

NOTE 3 - UNBILLED RECEIVABLES

Unbilled receivables on long-term contracts principally represent sales recorded under the POC method of accounting, when sales or revenues based on performance attainment, though appropriately recognized, cannot be billed yet under terms of the contract as of the balance sheet date.

NOTE 4 - BANK LOANS

On February 29, 2016, Duke signed a loan agreement with an Israeli bank pursuant to which NIS 500 ($128) was provided at the closing date at a variable annual rate of 4.25%. The outstanding loan will be repaid in 60 equal installments through February 28, 2021.

The loan is collateralized by substantially all of the assets of Duke and its common stock.

On August 5, 2015, Duke obtained a loan from an Israeli bank pursuant to which NIS 250 ($65) was provided at the closing date at a variable annual rate of 3.6%. The outstanding loan will be repaid in 60 equal installments through August 15, 2020.

On November 19, 2014, Duke signed a loan agreement with an Israeli bank pursuant to which NIS 260 ($67) was provided at the closing date at a variable annual rate of 6.5%. The outstanding loan will be repaid in 54 equal installments through April 30, 2019.

NOTE 5 - OTHER ACCONTS RECEIVABLES

	As of December 31,
	2017	2016

Loans to executive officers (1)	20	-
Other accounts receivables	14	11
	34	11

(1)	On November 20, 2017 the Group made available to two of its executive officers, who are also stockholders, a loan in the amount of $10,000, each. The loans shall bear interest rate of approximately 3%. The Loan, including the accumulated interest amount, shall be repaid at the earlier of the following dates: (i) December 31, 2019; or (ii) at the date of repayment of the loan made available by the stockholders to the Company according to a loan agreement as stated in Note 6; or (iii) from any dividend or other distribution to be made by the Company to its shareholders. The two stockholders are entitled to repay the outstanding amount of the loan at any time.

NOTE 6 - STOCKHOLDERS LOANS

Since inception, the Company’s Stockholders (“Stockholders”) provided loans to the Group from time to time, as needed. Some of the Stockholders loans bear an annual fixed interest at 3% and some of the Stockholders loans bears an annual interest rate as defined in section 3(j) of the Israeli tax ordinance (the interest rate for 2017 and 2016 was 2.56%).

The Stockholders loans, including the accumulated interest amount, shall be repaid in full within 7-15 days from any capital raised by the Company or related parties of the Company, whether by a stock offering and / or loans in excess of NIS 10 million (approximately $2.5 million).

As of December 31, 2017 and 2016, the outstanding balance of the Stockholders loans is $926 and $499, respectively.

F-12

Duke Robotics, Inc.

Notes to the consolidated financial statements

USD in thousands, except share and per share data

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES

A.	Employment agreements

Upon the closing of the Regulation A offering, 3 of the Group officers will enter into employment agreements which shall provide for a minimum term of 36 months, require a 6 month notice if they seek to terminate their employment, monthly compensation equal to approximately $8, eligibility for an annual bonus equal to 3 months’ salary based on terms to be determined by the Board of Directors, and customary non-compete (for a 3 year period following their employment with the Group), confidentiality and non-solicitation provisions and the assignment of all intellectual property developed while employed by the Group.

B.	On August 15, 2016, the Company entered into a consulting agreement with an entity controlled by a stockholder and a director of the Company, which will take effect upon closing of the planned Regulation A offering. Pursuant to the terms of the consulting agreement, the consultant has agreed to provide services including advice related to strategic planning, guidance regarding sales and marketing, operational improvements and product development as well as advise relating to mergers and acquisitions and capital raising. The consultant is required to provide a minimum of 10 hours per week or 40 hours per month. The Company has agreed to pay the consultant a monthly fee of $4.50. The consulting agreement is for a guaranteed term of 12 months and will be renewed automatically unless terminated by the Company or the consultant with 90 days prior notice.

C.	On August 15, 2016, the Company entered into a consulting agreement with an entity controlled by a stockholder and a director of the Company, which will take effect upon closing of the Regulation A offering. Pursuant to the terms of the consulting agreement, the consultant has agreed to provide services including advice related to strategic planning, guidance regarding sales and marketing, operational improvements and product development as well as advise relating to mergers and acquisitions and capital raising. The consultant is required to provide a minimum of 10 hours per week or 40 hours per month. The Company has agreed to pay the consultant a monthly fee of $3.80. The consulting agreement is for a guaranteed term of 12 months and will be renewed automatically unless terminated by the Company or the consultant with 90 days prior notice.

D.	Lease commitments:

The future minimum lease commitments of the Group under non-cancelable operating lease agreements in respect of its office as of December 31, 2017, are as follows:

2018	6
6

E.	Legal claims:

On February 14, 2018, a complaint was filed against the: (i) Company, (ii) Duke Airborne Systems Ltd., the Company’s wholly owned Israeli subsidiary, (iii) Aphek Trading Kadosh and Razi Ltd., or Aphek, an Israeli corporation owned by Raziel Atuar, the Company’s co-founder and Chief Executive Officer, or CEO, and Amir Kadosh, our co-founder and Chief Logistics Officer, or CLO, and Mr. Aharon Sagiv, the Company’s co-founder, Chief Technology Officer, or CTO, President and Director; by Blackhawk Laboratories, a U.S. based company, in the Central District of Israel (Case No. 31727-02-18).

F-13

Duke Robotics, Inc.

Notes to the consolidated financial statements

USD in thousands, except share and per share data

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

E.	Legal claims (cont.):

The complaint asserts a claim for breach of contract, breach of duty, negligence and unjust enrichment with regard to a services agreement dated June 13, 2014 between the plaintiff and Duke Airborne Systems, Ltd. The complaint asserts that Duke Airborne Systems, Ltd. agreed to pay for certain services alleged to have been performed by the plaintiff and that the plaintiff was entitled to receive 8% of the issued and outstanding shares of common stock of Duke Airborne Systems, Ltd., over a 12 month period from June 2014 to June 2015.

The plaintiff’s complaint seeks an order requiring either Duke Airborne Systems Ltd. to issue to the plaintiff 8% of its issued and outstanding shares of our common stock; or alternatively for the Company to issue to the plaintiff 4.8% of its issued and outstanding shares of our common stock; or alternatively for Aphek and Mr. Aharon Sagiv to transfer 8% of their shareholdings in the Company to the plaintiff.

The defendants believe the plaintiff’s complaint has no merit and they intend to vigorously defend the lawsuit.

The Company does not believe the lawsuit will have a material effect on the Company as all three Co-Founders of the Company have agreed to indemnify the Company and its subsidiary, and such Co-Founders shall be responsible for the issuance of any shares of our common stock in the event the plaintiff is successful in its lawsuit.

NOTE 8 - STOCKHOLDERS’ EQUITY

A.	Composition:

	Authorized	Issued and outstanding
	Number of stocks

Common stock of USD 0.0001 par value	50,000,000	20,155,088

B.	Common stock:

The common stock confers upon the holders the right to receive notice to participate and vote in general meetings of stockholders of the Company, the right to receive dividends, if declared, and the right to participate in a distribution of surplus of assets upon liquidation of the Company.

C.	Stock split and par value change:

On August 15, 2016, the board of Directors and the stockholders of the Company approved:

a.	A 10,000 for 1 split of the Company’s authorized issued and outstanding shares of common stock. As a result of split, the number of authorized issued and outstanding shares of common stock increased from 2,000 shares to 20,000,000 shares. The net loss per share and weighted average stocks outstanding for the year ended December 31, 2015 presented in our Consolidated Statements of Operations are reflecting the retrospective effects of the stock split.

F-14

Duke Robotics, Inc.

Notes to the consolidated financial statements

USD in thousands, except share and per share data

NOTE 8 - STOCKHOLDERS’ EQUITY (Cont.)

C.	Stock split and par value change (Cont.)

b.	A change in common stock par value. The par value of the common stock has changed from $0.000001 par value after the split to $0.0001.

c.	Increase in Company’s authorized shares of common stock from 20,000,000 shares to 50,000,000 shares.

D.	Stocks issued to consultants:

On September 21, 2016, in connection with the proposed Regulation A offering, the Company issued 16,667 shares of restricted stock to a consultant. According to the agreement, the shares of common stock will vest in four tranches over a vesting period of one year and will be restricted for one year following their full vesting. The fair value of the services will be $35, representing a price of $2.10 per share. By December 31, 2016, 4,167 shares had been vested and as a result, for the year ended December 31, 2016, the Company recognized compensation expenses in the amount of $9 included in General and Administrative expenses in the Consolidated Statements of Operations. In April 2017 the agreement was amended and all of the then remaining unvested shares of restricted stocks became fully vested. The expense related to the services received in 2017 were classified as issuance expenses and accordingly recorded in the equity.

E.	Stocks issued to investors:

On February 15, 2017, the Company issued to an investor 55,556 shares of common stock at a price per share of $2.25 for total proceeds of $125.

On August 9, 2017, the Regulation A Offering Circular was qualified by the U.S. Securities and Exchange Commission. As of December 31, 2017, the Company issued 82,865 shares of common stocks at a price per share of $3 for total proceeds of $46, net of issuance and registration expenses.

F.	Stocks based compensation:

During 2017 the Company entered into consulting agreements with Advisory Board members, a financial consultant and an executive recruited to the position of Chief Customer Officer. According to these agreements, the Company will grant the parties to these agreements options to purchase shares of common stock of the Company. The grant of the options is subject to the terms and conditions of a stock incentive plan, to be adopted by the stockholders of the Company as well as by the Company’s Board of Directors. The above excludes 1,250,000 shares of common stock which the Company intend to reserve for issuance under such stock incentive plan, yet to be adopted.

F-15

Duke Robotics, Inc.

Notes to the consolidated financial statements

USD in thousands, except share and per share data

NOTE 8 - STOCKHOLDERS’ EQUITY (Cont.)

F.	Stocks based compensation (Cont.):

A summary of the Company’s activity related to options granted and related information is as follows:

	For the year ended December 31, 2017
	Amount of options	Weighted average exercise price	Aggregate intrinsic value (thousands)
		$	$
Outstanding at beginning of year	-
Granted	650,000
Exercised	-	-
Cancelled	-	-

Outstanding at the end of year	650,000	2.65	225
Vested and expected-to-vest at end of period	650,000	2.65	225

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair value of the Company’s common shares on December 31, 2017 and the exercise price, multiplied by the number of in-the-money stock options on those dates) that would have been received by the stock option holders had all stock option holders exercised their stock options on those dates.

The stock options outstanding as of December 31, 2017, have been separated into exercise prices, as follows:

Exercise price	Stock options outstanding	Weighted average remaining contractual life – years	Stock options vested
	As of December 31, 2017
2.25	300,000	4	233,334
3	350,000	4	150,000
	650,000	4	383,334

Compensation expense recorded by the Company in respect of its stock-based compensation awards for the year ended December 31, 2017 was $477 and are included in General and Administrative expenses in the Statements of Operations.

F-16

Duke Robotics, Inc.

Notes to the consolidated financial statements

USD in thousands, except share and per share data

NOTE 8 - STOCKHOLDERS’ EQUITY (Cont.)

F.	Stocks based compensation (Cont.):

The fair value of the stock options is estimated using Black-Scholes options pricing model with the following weighted-average assumptions:

2017

Share Price (USD)	3.00
Expected volatility	40%
Risk-free interest	2.20%
Dividend yield	0%
Expected life of up to (years)	4-5

NOTE 9 - TAXES ON INCOME

The Group is subject to income taxes under the Israeli and U.S. tax laws:

A.	Duke was subject to an Israeli corporate tax rate of 24% in the year 2017 and 25% in the years 2016. Going forward, Duke will be subject to an Israeli corporate tax rate of 23% in the year 2017 and 23% in the year 2018 and thereafter. The Company was subject to a blended U.S. tax rate (Federal as well as state corporate tax) of 35% in 2016.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was signed into law in the United States. The Tax Act, among other provisions, introduces changes in the U.S corporate tax rate, business related deductions and credits, and has international tax consequences for companies that operate globally. Most of the changes introduced in the Tax Act are effective beginning on January 1, 2018. As a result of the tax act the maximum statutory federal tax rate was reduced to 21% starting on January 1, 2018. The other effects of the Tax Act provisions are still being identified and evaluated by the Company.

B.	As of December 31, 2017, Duke generated net operating losses in Israel of approximately $781, which may be carried forward and offset against taxable income in the future for an indefinite period. As of December 31, 2017, the Company generated net operating tax losses in the U.S. of approximately $224. Net operating losses in the United States are available through 2036.

C.	The Group is still in its development stage, therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to its recoverable amounts.

	As of December 31
	2017	2016

Deferred tax assets:
Deferred taxes due to carryforward losses	227	147

Valuation allowance	(227)	(147)

Net deferred tax asset	-	-

D.	The Group has no uncertain tax positions and foreign sources of income.

F-17

Duke Robotics, Inc.

Notes to the consolidated financial statements

USD in thousands, except share and per share data

NOTE 10 - TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES

Composition:

	As of December 31
	2017	2016

Management fees(*)	71	62

Stockholders loans, net	906	499

(*) Paid until August 2017

NOTE 11 - SUBSEQUENT EVENTS

A.	On January 25, 2018, the Company and a private investor entered into a Convertible Loan Agreement in the amount of $ 400,000, or the Loan, bearing an annual interest rate of 6%. According to the terms of the Loan, in the event of a financing round, upon its consummation, the Loan (including interest) will be converted into the same class of shares of our common stock to be issued within such financing round. Under certain terms stipulated in the Loan agreement, the lender will be entitled to a 10% discount off the price per share determined under such financing round but only in the event that the pre-money valuation of the Company under such funding round will exceed $45 million. Unless converted into shares of our common stock, the Loan will become due only in the event of insolvency or liquidation of the Company.

F-18

ITEM 8.	EXHIBITS.

The documents listed in the Exhibit Index of this report are filed with this report or if incorporated by reference were previously filed with the Offering Circular.

Item	Description	Filed with Offering Circular
2.3	Form of Certificate of Incorporation to be effective upon the first closing of this offering	+
2.5	Form of Bylaws to be effective upon the first closing of this offering	+
3.1	Restricted Stock Purchase Agreement by and between the Company and Kendall Alerico dated September 21, 2016	+
3.2	Form of Subscription Agreement relating to February 2017 Private Placement*	+
6.3	Form of Employment Agreement with Raziel Atuar	+
6.4	Form of Employment Agreement with Sagiv Aharon	+
6.5	Form of Employment Agreement with Amir Kadosh	+
6.8	Loan Agreement by and between Duke Robotics, Inc. and Iki Alroy Investment Ltd., Erez Alroy Investment Ltd. and Ermi Nachtomy Assets, Ltd., dated June 5, 2016	+
6.9	Loan Agreement by and between Aphek Trading-Kadosh and Razi Ltd. and Duke Airborne Systems, Ltd. dated January 1, 2015	+
6.10	Loan Agreement by and between Sagiv Aharon and Duke Airborne Systems, Ltd. dated January 1, 2015	+
6.11	Consulting Agreement with Raanan (Ron) Bregman dated February 21, 2017	+
6.12	Loan Agreement by and between Duke Airborne Systems Ltd. and Sagiv Aharon dated November 20, 2017
6.13	Loan Agreement by and between Duke Robotics Inc. and Raziel Atuar dated November 20, 2017
6.14	Loan Agreement by and between Duke Robotics Inc. and Runuman Ltd. dated January 25, 2018
7.1	Consent of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu

18

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUKE ROBOTICS, INC.

Date: April 29, 2018	By:	/s/ Raziel Atuar
Raziel Atuar, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Raziel Atuar	Chief Executive Officer	April 29, 2018
Raziel Atuar	(Principal Executive Officer)

/s/ Amir Kadosh	(Principal Accounting Officer)	April 29, 2018
Amir Kadosh

/s/ Sagiv Aharon	CTO, President and Director	April 29, 2018
Sagiv Aharon

/s/ Yariv Alroy	Director	April 29, 2018
Yariv Alroy

/s/ Erez Nachtomy	Director	April 29, 2018
Erez Nachtomy

19